02060328

LINDSEY MORDEN GROUP INC.

70 UNIVERSITY AVENUE, SUITE 1200 - TORONTO, ONTARIO M5J 2M4 - TELEPHONE (416) 596-8020 FAX (416) 596-6510

November 8, 2002

SEC MAIL PROCESSING SECTION RECEIVED NOV 18 2002 WASH, D.C. 161

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.
20549
U.S.A.

SUPPL

PROCESSED DEC 17 2002 THOMSON FINANCIAL

Dear Sirs or Mesdames:

**Re: Lindsey Morden Group Inc – File No. 82 - 5143**

Pursuant to the exemption under SEC Rule 12g3-2(b) for foreign private issuers, we are furnishing you with a copy of a press release distributed at the close of business on Friday, November 8 and a copy of our interim report for the period ended September 30, 2002.

Please call me at (416) 596-8020 with any questions.

Yours truly,

Peter K. Fritze
Senior Vice-President Corporate Affairs

Enclosure
PKF/tds

82-5143



# LINDSEY MORDEN GROUP INC.

News Release: November 8, 2002
Listed: The Toronto Stock Exchange
Stock Symbol: LM

**Financial results for the three and nine months ended September 30, 2002 (unaudited)**

| | Third Quarter | | Year-to-date | |
|---|---|---|---|---|
| **(in $000s except per share data)** | **2002** | 2001 | **2002** | 2001 |
| Revenue | **117,226** | 105,549 | **337,155** | 314,275 |
| Operating costs | **109,379** | 103,551 | **321,865** | 307,757 |
| Operating earnings | **7,847** | 1,998 | **15,290** | 6,518 |
| Net earnings (loss) | **124** | (1,723) | **(9,540)** | (6,894) |
| Earnings (loss) per share | **$0.01** | $(0.12) | **$(0.67)** | $(0.48) |
| Free cash flow (as described below) | **2,405** | 7,300 | **1,824** | 2,928 |
| Free cash flow per share | **$ 0.17** | $ 0.51 | **$0.13** | $0.20 |

Revenue for the third quarter of 2002 increased by $11.7 million or 11% over third quarter 2001. For the first nine months of 2002 the increase was $22.9 million or 7% over the first nine months of 2001. All operating segments reported an increase in revenue over the third quarter of 2001 except for the United States and Canadian operations.

All operating segments reported improved operating earnings for the third quarter of 2002 and for the year-to-date, as compared to the same periods in 2001.

After interest, goodwill and income taxes, the Company's net earnings for the quarter were $0.1 million ($0.01 earnings per share) compared to a loss of $1.7 million ($0.12 loss per share) in third quarter 2001. The net loss for the nine months was $9.5 million ($0.67 loss per share) compared to a loss of $6.9 million ($0.48 loss per share) for the first nine months of 2001.

The year-to-date results include other expenses of $14.3 million. Of this amount, $2.3 million relates to restructuring of the United States operations. The remaining $12.0 million are legal settlement expenses which include an amount related to the settlement for £6.0 million of a claim brought against the Company by Eastgate Group Limited ("Eastgate"). In March 2000, the Company received a claim by Eastgate for damages of £32.6 million (plus interest) respecting alleged breaches of representations and warranties of the Company in the share purchase agreement pursuant to which Eastgate purchased Hambro Assistance from the Company for £51.0 million in November 1998. To satisfy the £6.0 million settlement, the Company forgave a £3.0 million loan note and accrued interest otherwise payable to it for the sale of Hambro Assistance and, in the second quarter of 2002, paid Eastgate £2.5 million. The Company had previously provided for forgiveness of the loan note and accrued interest. No such non-recurring items were incurred in 2001.

No goodwill amortization was charged in the first nine months of 2002 in line with Canadian generally accepted accounting principles which mandate that goodwill be tested for impairment rather than amortized. Goodwill amortization of $6.8 million and $2.4 million were charged for the nine months and the third quarter of 2001, respectively. The result before goodwill amortization was a loss of $0.1 million ($0.01 loss per share) and earnings of $0.7 million ($0.05 earnings per share) for the nine months and third quarter of 2001, respectively.

Free cash flow from operations for the quarter (defined as cash flow from operations less net capital expenditures after excluding restructuring and Eastgate litigation costs paid) was $2.4 million ($0.17 per share) compared to $7.3 million ($0.51 per share) for third quarter 2001. For the nine months, free cash flow was $1.8 million ($0.13 per share) compared to $2.9 million ($0.20 per share) for the same period of 2001.

The weighted average number of shares outstanding for the third quarter of 2002 and 2001 was 14.3 million. At November 8, 2002 the Company had 2,172,829 multiple voting and 12,128,256 subordinate voting shares outstanding.

Lindsey Morden Group Inc. is a holding company which, through its subsidiaries, provides a wide range of independent insurance claims services, including claims adjusting, appraisal and claims and risk management services. It has a worldwide network of branches in Canada, the United States, the United Kingdom, continental Europe, the Far East, Latin America and the Middle East. Lindsey Morden also provides claims adjusting and appraisal training courses in the United States.

For further information, please contact Dave Langille, Chief Financial Officer, at (416) 596-8020. Website: www.lindseymordengroupinc.com

82-5143

LINDSEY MORDEN GROUP INC.

# INTERIM REPORT

**For the nine months ended September 30, 2002**

## TABLE OF CONTENTS

## MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Management's Discussion and Analysis of Financial Condition and Results of Operations for the fiscal year ended December 31, 2001 can be found in the Company's 2001 annual report.

## RESULTS OF OPERATIONS

The following table summarizes the revenue and operating earnings (loss) in the segments in which the Company operates for the three months and nine months ended September 30, 2002 and 2001. Also included are the net earnings (loss), free cash flow and number of employees.

| | *For the three months ended* | | *For the nine months ended* | |
|---|---|---|---|---|
| | **Sept 30, 2002** | Sept 30, 2001 | **Sept 30, 2002** | Sept 30, 2001 |
| *($000s except number of employees and per share data)* | | | | |
| **Revenue** | | | | |
| Canada | **13,243** | 14,210 | **41,293** | 39,708 |
| United States | **27,470** | 30,771 | **84,378** | 96,423 |
| United Kingdom | **48,670** | 39,067 | **130,551** | 117,240 |
| Europe | **16,417** | 13,005 | **48,351** | 36,845 |
| International | **11,426** | 8,496 | **32,582** | 24,059 |
| | **117,226** | 105,549 | **337,155** | 314,275 |
| **Operating earnings (loss)** | | | | |
| Canada | **1,133** | 977 | **2,912** | 1,252 |
| United States | **1,474** | (335) | **656** | (707) |
| United Kingdom | **5,145** | 2,120 | **9,793** | 6,566 |
| Europe | **672** | (136) | **3,553** | 1,958 |
| International | **1,396** | 911 | **3,471** | 3,213 |
| Corporate | **(1,973)** | (1,539) | **(5,095)** | (5,764) |
| | **7,847** | 1,998 | **15,290** | 6,518 |
| **Net earnings (loss)** | **124** | (1,723) | **(9,540)** | (6,894) |
| **Earnings (loss) per share** | | | | |
| Including goodwill amortization | **0.01** | (0.12) | **(0.67)** | (0.48) |
| Excluding goodwill amortization | **0.01** | 0.05 | **(0.67)** | (0.01) |
| **Free cash flow** | **2,405** | 7,300 | **1,824** | 2,928 |
| **Free cash flow per share** | **0.17** | 0.51 | **0.13** | 0.20 |
| **Employees as at** | | | **Sept 30, 2002** | Sept 30, 2001 |
| Canada | | | **548** | 642 |
| United States | | | **786** | 910 |
| United Kingdom | | | **1,554** | 1,488 |
| Europe | | | **484** | 420 |
| International | | | **333** | 299 |
| | | | **3,705** | 3,759 |

## Revenue

Total revenue for third quarter 2002 was $117.2 million, an increase of $11.7 million (11.1%) from third quarter 2001 revenue of $105.5 million. The United Kingdom, Europe and International operations reported significant increases in revenue over third quarter 2001 that were partially offset by declines in revenue reported by the Canadian and United States operations.

The revenue breakdown by operating segment was as follows:

**Revenue – Quarter III 2002**


U.S.
23%
Canada
11%
Europe
14%
U.K.
42%
Intl.
10%

**Revenue – Quarter III 2001**


U.S.
29%
Canada
13%
Europe
12%
Intl.
8%
U.K.
38%

The Canadian operation's third quarter 2002 revenue of $13.2 million decreased by $1.0 million (6.8%) from third quarter 2001. The decline was from reduced weather related claims and the termination of several contracts and was only partially offset by revenue from increased non-weather related claims.

Revenue from the United States operations of $27.5 million for third quarter 2002 decreased by $3.3 million (10.7%) from third quarter 2001. The 2001 comparative revenue includes revenue from the United States International division of $1.1 million for the quarter and $2.7 million year-to-date. In 2002, the International operations reported this revenue. Revenue for the quarter from the United States operations' third party administration division, Cunningham Lindsey Claims Management, Inc. ("CMI"), was comparable to third quarter 2001. Revenue from property and casualty loss-adjusting services ("CSI") declined compared to third quarter 2001.

Revenue for the quarter from the United Kingdom operations was $48.7 million, an increase of $9.6 million (24.6%) from revenue of $39.1 million in third quarter 2001. The increase for the quarter and year-to-date was from year-over-year improvements in activity levels and the average exchange rates between the Canadian Dollar and the Pound Sterling. In original currency, the increase for the quarter year-on-year was 14.3% and for the year-to-date was 6.0%.

Revenue from the European operations increased $3.4 million (26.2%) from $13.0 million in third quarter 2001 to $16.4 million in third quarter 2002. Year-to-date revenue increased from $36.8 million to $48.4 million (31.2%). Revenue increases were reported across all business units but the most significant increase resulted from the inclusion of Cunningham Lindsey France for nine months in 2002 versus six months in 2001.

Revenue from the International operations increased $2.9 million (34.5%) from $8.5 million in third quarter 2001 to $11.4 million in third quarter 2002. Of the quarter-over-quarter increase, $1.6 million was from including the results of the United States International division, previously reported by Cunningham Lindsey U.S., Inc. Excluding the United States operations, and in original currencies, revenues for the quarter were comparable to the third quarter of 2001 with strength in the United Kingdom division offset by weakness in the Latin America, Asia and the Middle East divisions.

## Operating earnings

The operating earnings for third quarter 2002 were $7.8 million (6.7% of revenue) compared to earnings of $2.0 million (1.9% of revenue) for third quarter 2001. Operating costs (defined as cost of service and selling, general and administration) were 93.3% of revenue for third quarter 2002 compared to 98.1% for third quarter 2001.

Operating earnings for the quarter for the Canadian operations of $1.1 million increased $0.1 million from $1.0 million in the same period in 2001. Year-to-date, operating earnings improved from $1.3 million to $2.9 million. Costs in the Canadian operations continue to be rationalized in order to improve profitability.

Operating earnings for the quarter for the United States operations of $1.5 million improved $1.8 million compared to the loss of $0.3 million in third quarter 2001. Expenses in CMI for the first nine months in 2002 have been reduced $11.3 million over the same period in 2001. The rehabilitation of a key CMI client has required CMI to incur the cost of servicing a significant number of claims beyond usual standards without additional revenue resulting in extraordinary operating losses.

The United Kingdom operations produced earnings of $5.1 million for the quarter compared to earnings of $2.1 million in third quarter 2001. The increase in operating earnings was primarily due to strength in various operations as well as certain run-off work obtained in the period.

Operating earnings for the European operations were $0.7 million compared to a loss of $0.1 million in third quarter 2001. The European operations' results are better than the prior year despite the general decline in property claims experienced throughout Europe.

The International operations' operating earnings for the quarter were $1.4 million, a $0.5 million increase over third quarter 2001. Earnings' increases in the United States, United Kingdom and Middle East divisions were partially offset by decreases in Asia.

## Net earnings (loss)

| | For the three months ended | | For the nine months ended | |
|---|---|---|---|---|
| | **Sept 30, 2002** | Sept 30, 2001 | **Sept 30, 2002** | Sept 30, 2001 |
| *($000s)* | | | | |
| Canada | **609** | 522 | **1,525** | 563 |
| United States | **1,148** | (160) | **189** | (793) |
| United Kingdom | **3,641** | 3,160 | **5,807** | 5,276 |
| Europe | **205** | (167) | **1,645** | 975 |
| International | **884** | 664 | **2,087** | 1,959 |
| Corporate | **(6,363)** | (5,742) | **(20,793)** | (14,874) |
| | **124** | (1,723) | **(9,540)** | (6,894) |

The net earnings for the quarter were $0.1 million (earnings of $0.01 per share) compared to a third quarter 2001 loss of $1.7 million (loss of $0.12 per share).

The net earnings included interest expense in the third quarter of 2002 of $3.1 million compared to $3.9 million in the third quarter of 2001. The third quarter 2002 total interest expense of $3.1 million included $2.2 million of interest incurred on the Company's $125 million 7% unsecured Series "B" debentures and other long-term debt. An additional $0.9 million represented interest on operating lines and other credit facilities.

The year-to-date results include other expenses of $14.3 million. Of this amount, $2.3 million relates to restructuring of the United States operations. The remaining $12.0 million are legal settlement expenses which include an amount relating to the settlement for £6.0 million ($14.7 million) of a claim brought against the Company by Eastgate Group Limited ("Eastgate"). In March 2000, the Company received a claim by Eastgate for damages of £32.6 million ($79.9 million) (plus interest) respecting alleged breaches of representations and warranties of the Company in the share purchase agreement pursuant to which Eastgate purchased Hambro Assistance from the Company for £51.0 million ($129.8 million) in November 1998. To satisfy the £6.0 million ($14.7 million) settlement, the Company forgave a £3.0 million ($7.4 million) loan note and accrued interest otherwise payable to it for the sale of Hambro Assistance and, in the second quarter of 2002, paid Eastgate £2.5 million ($6.1 million). The Company had previously provided for forgiveness of the loan note and accrued interest. The Company determined that it was preferable to settle this claim at a reasonable amount rather than pursue its defences through further court proceedings. No such non-recurring items were incurred in 2001.

No goodwill amortization was charged in the third quarter of 2002 in line with new Canadian generally accepted accounting principles which mandate that goodwill be tested for impairment rather than amortized. Amortization of $2.4 million was charged in third quarter 2001. Earnings before goodwill amortization in third quarter 2001 were $0.7 million.

An income tax provision of $2.2 million was recorded for the third quarter of 2002 compared to a recovery of $2.6 million for the same period in 2001. The income tax provision in the third quarter of 2002 was impacted by the effect of a foreign exchange gain on an intercompany loan caused by the strengthening of the Pound Sterling and the non-recording of a tax asset related to tax losses in certain jurisdictions.

### Goodwill

Goodwill at September 30, 2002 was $245.7 million as compared to $230.7 million at December 31, 2002. The increase of $15.0 million in the year-to-date was mainly due to gains from currency translation.

## CASH FLOW

### Operating activities

Cash provided by operating activities was $1.0 million during the third quarter of 2002 compared to $8.3 million provided during the third quarter of 2001.

Free cash flow (defined as cash flow from operations less net capital expenditures after excluding restructuring and Eastgate litigation costs paid) was positive $2.4 million, compared to positive free cash flow of $7.3 million in third quarter 2001. Free cash flow return on net operating assets was positive 2.7% for the quarter compared to positive 8.7% for third quarter 2001.

### Free cash flow by operating segment

| | *For the three months ended* | | *For the nine months ended* | |
|---|---|---|---|---|
| | **Sept 30, 2002** | Sept 30, 2001 | **Sept 30, 2002** | Sept 30, 2001 |
| *($000s)* | | | | |
| Canada | **1,180** | 303 | **2,134** | 549 |
| United States | **(2,708)** | 180 | **(7,753)** | (1,695) |
| United Kingdom | **4,345** | 5,141 | **10,479** | 16,112 |
| Europe | **1,797** | 1,768 | **4,538** | (223) |
| International | **(620)** | 1,240 | **(259)** | (375) |
| Corporate and financing costs | **(1,589)** | (1,332) | **(7,315)** | (11,440) |
| | **2,405** | 7,300 | **1,824** | 2,928 |

The year-over-year decrease in free cash flow for the third quarter was $4.9 million. Canadian operation's free cash flow for the third quarter increased by $0.9 million year-over-year due to favorable working capital movements. United States operation's free cash flow for the quarter decreased by $2.9 million. The decrease in the United States is principally due to the cost of claims administration on under-priced programs in CMI and the costs related to a key client of CMI in rehabilitation. Free cash flow for the European operations of $1.8 million in the quarter was comparable to the prior period. International operation's free cash flow for the quarter decreased by $1.9 million year-over-year due to negative working capital movements. Free cash flow of $4.3 million in the quarter for the United Kingdom operations was $0.8 million lower than third quarter 2001, primarily due to negative working capital movements. Free cash flow for corporate and financing costs of negative $1.6 million decreased $0.3 million from third quarter 2001.

Free cash flow has improved year-to-date 2002 compared to 2001 in the Canadian, European and International operations and in corporate largely as a result of improved earnings and working capital management. The decrease in year-to-date free cash flow in the United Kingdom operations primarily relates to the difference between the first quarter of 2002 and the first quarter of 2001. Free cash flow for the United Kingdom operations in the first quarter of 2002 was $5.7 million below that reported in the first quarter of 2001 due to significant improvements in working capital for the first quarter 2001. The improvement in corporate free cash flow year-over-year is mainly a result of improved movements in creditors and tax recoverable.

**Investing activities**

Net investment in property and equipment during the third quarter of 2002 was $0.4 million, compared to $2.4 million in the third quarter of 2001. The $2.0 million decrease was primarily due to reduced net purchases of furniture and equipment in the European, International and United Kingdom operations.

Cash used in business acquisitions of $1.9 million in third quarter 2002 related primarily to acquisition of certain International operations not already owned by the Company and an acquisition in the United Kingdom.

**Financing activities**

No dividends were paid or declared during the third quarter of 2002.

## LIQUIDITY AND CAPITAL RESOURCES

At September 30, 2002, the Company and its subsidiaries had operating and standby lines of credit in Canada, the United States, the United Kingdom and Europe totaling $122.8 million, of which $58.7 million was drawn as bank indebtedness. Of the $122.8 million, $68.4 million was in committed facilities and $54.4 million was in demand facilities. Of the committed facilities, $68.4 million was committed until October 31, 2002, $47.3 million until October 31, 2003 and $26.3 million until October 31, 2004. As at October 31, 2002 $41.0 million was drawn under the committed facilities.

Bank indebtedness increased by $3.0 million during the quarter and $15.7 million year-to-date due to negative cash flow from operations, business acquisitions and repayment of long-term debt. Typically, credit lines are relied on for operating cash requirements during the first two quarters of the year when the cash flow is negative. Cash provided by operations during the third and fourth quarters reduces bank debt. All bank covenants were met.

Net debt (defined as total long-term debt and bank indebtedness less cash and temporary investments) as at September 30, 2002 was $195.4 million compared to $194.7 million at September 30, 2001.

In April 2002, the Company borrowed $7.25 million from its parent company, Fairfax Financial Holdings Limited, by way of a short-term promissory note bearing interest at 7.5% per annum. Interest on the promissory note is payable at the end of each calendar quarter and at maturity, April 24, 2003. The Company has the right to prepay the promissory note without penalty. Proceeds from the promissory note issuance were used primarily to pay the settlement of the Eastgate litigation and related costs.

Shareholders' equity at September 30, 2002 increased by $17.8 million to $150.8 million from $133.0 million at June 30, 2002. The increase was due to the earnings for the quarter of $0.1 million and movement in currency translation adjustment of $17.7 million, arising from the strengthening of the Pound Sterling against the Canadian Dollar. On April 18, 2002, the shareholders of the Company resolved to reduce the stated capital of the Company's multiple voting and subordinate voting shares by $28.0 million. Contributed surplus as at April 18, 2002 was used to reduce the Company's deficit.

The net debt-to-equity ratio decreased to 1.30 at September 30, 2002 from 1.39 at June 30, 2002. The total liabilities-to-equity ratio decreased to 2.11 from 2.33 at June 30, 2002 due to the increase in shareholder's equity. Interest coverage for the third quarter of 2002 improved to 1.74 from 0.77 in the second quarter. The increase in interest coverage was due to improved earnings in the quarter. Excluding other expenses, the interest coverage was 2.55 in the third quarter of 2002 compared to 1.39 in the second quarter of 2002.

## BUSINESS RISKS

The factors affecting the business of the Company and insurances services discussed in Management's Discussion and Analysis of Financial Condition and Results of Operations for the year ended December 31, 2001 remain substantially unchanged. However, as noted under "Results of Operations – Net earnings (loss)", the claim against the Company by Eastgate Group Limited has been settled.

## FOREIGN CURRENCY EXPOSURE

The Company's operations in the United States and the United Kingdom are self-sustaining in nature and expose the Company to foreign exchange fluctuations from the net investment in these operations. The Company has entered into a number of foreign currency contracts that, combined with other foreign currency liabilities, hedge the Company's net investments in the United States. The Company's net investments in the United Kingdom are not hedged. The Company's hedging practices are reviewed on an on-going basis.

## CONSOLIDATED BALANCE SHEETS
*($000s)*

| As at | September 30, 2002 | December 31, 2001 |
|---|---|---|
| | *(Unaudited)* | *(Audited)* |
| **ASSETS** | | |
| **Current** | | |
| Cash | **1,265** | 2,796 |
| Accounts receivable | **103,546** | 98,434 |
| Claims in process | **56,047** | 51,478 |
| Prepaid expenses | **4,848** | 6,408 |
| Income taxes recoverable | **3,177** | 1,646 |
| **Total current assets** | **168,883** | 160,762 |
| Property and equipment, net | **23,565** | 29,285 |
| Goodwill *(note 1)* | **245,700** | 230,676 |
| Future income taxes | **13,370** | 13,891 |
| Other assets | **17,094** | 24,198 |
| | **468,612** | 458,812 |
| **LIABILITIES AND SHAREHOLDERS' EQUITY** | | |
| **Current** | | |
| Bank indebtedness | **58,744** | 43,000 |
| Accounts payable and accrued liabilities | **83,169** | 89,154 |
| Income taxes payable | **3,082** | 1,651 |
| Current portion of long-term debt | **2,862** | 10,593 |
| Deferred revenue | **22,310** | 27,978 |
| Future income taxes | **4,557** | 5,274 |
| Promissory note *(note 5)* | **7,250** | – |
| **Total current liabilities** | **181,974** | 177,650 |
| Long-term debt | **127,792** | 127,738 |
| Employee future benefits | **5,236** | 5,544 |
| Other liabilities | **2,854** | 3,392 |
| **Total liabilities** | **317,856** | 314,324 |
| Contingencies and commitments *(note 3)* | | |
| **Shareholders' equity** *(note 2)* | **150,756** | 144,488 |
| | **468,612** | 458,812 |

*See accompanying notes*

## CONSOLIDATED STATEMENTS OF EARNINGS (LOSS)
(Unaudited)
*($000s)*

| | *For the three months ended* | | *For the nine months ended* | |
|---|---|---|---|---|
| | **Sept 30, 2002** | Sept 30, 2001 | **Sept 30, 2002** | Sept 30, 2001 |
| **Revenue** | **117,226** | 105,549 | **337,155** | 314,275 |
| **Cost and expenses** | | | | |
| Cost of service | **88,755** | 86,729 | **258,932** | 253,317 |
| Selling, general and administration | **20,624** | 16,822 | **62,933** | 54,440 |
| Interest | **3,076** | 3,868 | **9,403** | 10,570 |
| Other *(note 3)* | **2,491** | – | **14,324** | – |
| | **114,946** | 107,419 | **345,592** | 318,327 |
| Earnings (loss) before income taxes | **2,280** | (1,870) | **(8,437)** | (4,052) |
| Provision for (recovery of) income taxes | **2,156** | (2,560) | **1,103** | (3,942) |
| Earnings (loss) before goodwill amortization | **124** | 690 | **(9,540)** | (110) |
| Goodwill amortization | **–** | 2,413 | **–** | 6,784 |
| **Net earnings (loss) for the period** | **124** | (1,723) | **(9,540)** | (6,894) |
| **Earnings (loss) per share** | | | | |
| Including goodwill amortization | **0.01** | (0.12) | **(0.67)** | (0.48) |
| Excluding goodwill amortization | **0.01** | 0.05 | **(0.67)** | (0.01) |

*See accompanying notes*

## CONSOLIDATED STATEMENTS OF DEFICIT
(Unaudited)
*($000s)*

| | *For the three months ended* | | *For the nine months ended* | |
|---|---|---|---|---|
| | **Sept 30, 2002** | Sept 30, 2001 | **Sept 30, 2002** | Sept 30, 2001 |
| **Deficit, beginning of period** | **(566)** | (20,174) | **(20,842)** | (15,003) |
| Net earnings (loss) for the period | **124** | (1,723) | **(9,540)** | (6,894) |
| Transfer from contributed surplus | **–** | – | **29,940** | – |
| **Deficit, end of period** | **(442)** | (21,897) | **(442)** | (21,897) |

*See accompanying notes*

## CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)

*($000s)*

| | *For the three months ended* | | *For the nine months ended* | |
|---|---|---|---|---|
| | **Sept 30, 2002** | Sept 30, 2001 | **Sept 30, 2002** | Sept 30, 2001 |
| **OPERATING ACTIVITIES** | | | | |
| Net earnings (loss) for the period | **124** | (1,723) | **(9,540)** | (6,894) |
| Add (deduct) items not affecting cash | | | | |
| Depreciation | **2,031** | 2,181 | **6,468** | 6,681 |
| Goodwill amortization | **–** | 2,413 | **–** | 6,784 |
| Future income taxes | **(1,029)** | (1,437) | **5** | (4,164) |
| | **1,126** | 1,434 | **(3,067)** | 2,407 |
| Changes in non-cash working capital balances related to operations | | | | |
| Accounts receivable | **(3,551)** | 130 | **2,030** | (4,200) |
| Claims in process | **(427)** | 762 | **(458)** | 4,259 |
| Prepaid expenses | **3,942** | 462 | **4,560** | (2,536) |
| Income taxes recoverable | **2,181** | 836 | **2,139** | 3,610 |
| Accounts payable and accrued liabilities | **(2,256)** | 4,811 | **(16,177)** | 835 |
| Pension and other liabilities | **(59)** | (139) | **(240)** | (391) |
| **Cash provided by (used in) operating activities** | **956** | 8,296 | **(11,163)** | 3,984 |
| **INVESTING ACTIVITIES** | | | | |
| Business acquisitions | **(1,878)** | (780) | **(4,558)** | (4,916) |
| Purchase of property and equipment, net | **(367)** | (2,408) | **728** | (5,576) |
| Other assets | **(2,116)** | (880) | **(1,733)** | (1,373) |
| **Cash used in investing activities** | **(4,361)** | (4,068) | **(5,563)** | (11,865) |
| **FINANCING ACTIVITIES** | | | | |
| Bank indebtedness | **3,000** | (40) | **15,744** | 18,141 |
| Dividends paid | **–** | – | **–** | (3,575) |
| Issuance of long-term debt | **–** | – | **308** | – |
| Repayment of long-term debt | **(42)** | – | **(8,090)** | (2,558) |
| Issuance of promissory note *(note 5)* | **–** | – | **7,250** | – |
| **Cash provided by (used in) financing activities** | **2,958** | (40) | **15,212** | 12,008 |
| Effect of exchange rate changes on cash | **49** | (2,998) | **(17)** | (2,107) |
| **Net increase (decrease) in cash during the period** | **(398)** | 1,190 | **(1,531)** | 2,020 |
| Cash, beginning of period | **1,663** | 2,210 | **2,796** | 1,380 |
| **Cash, end of period** | **1,265** | 3,400 | **1,265** | 3,400 |

*See accompanying notes*

## NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(Unaudited)
*($000s except as otherwise indicated)*
*September 30, 2002 and 2001*

### 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The consolidated interim financial statements of Lindsey Morden Group Inc. (the "Company") should be read in conjunction with the Company's annual audited consolidated financial statements as these interim financial statements do not conform in all respects to the requirements of Canadian generally accepted accounting principles for annual financial statements. The consolidated interim financial statements follow the same accounting policies and methods of application as the annual consolidated financial statements except for the adoption of the recommendations of the new accounting standard related to goodwill and other intangible assets on January 1, 2002. Under the goodwill and other intangible assets standard, goodwill and intangible assets with an indefinite useful life are no longer amortized but are subject to an annual review for impairment. The Company evaluated its existing intangible assets acquired in prior purchase business combinations on the date of adoption for impairment and concluded that no provisions for impairment were required.

**Comparative consolidated financial statements**

The comparative consolidated financial statements have been reclassified from statements previously presented to conform to the presentation of the September 30, 2002 consolidated interim financial statements.

### 2. SHAREHOLDERS' EQUITY

Shareholders' equity consists of the following:

| | **September 30, 2002** | December 31, 2001 |
|---|---|---|
| | ***(Unaudited)*** | *(Audited)* |
| Share capital | **137,518** | 165,518 |
| Contributed surplus | **–** | 1,940 |
| Currency translation adjustment | **13,680** | (2,128) |
| Deficit | **(442)** | (20,842) |
| | **150,756** | 144,488 |

On April 18, 2002, the shareholders of the Company resolved to reduce the stated capital of the Company's multiple voting and subordinate voting shares by $28.0 million. Contributed surplus as at April 18, 2002 was used to reduce the Company's deficit.

### 3. CONTINGENCIES AND COMMITMENTS

The Company and its subsidiaries are defendants in various legal claims arising out of their businesses. The outcome of these claims is not determinable but management considers that liabilities, if any, resulting from these lawsuits would not materially affect the consolidated financial position of the Company.

In March 2000, the Company received a claim by Eastgate Group Limited for damages of £32.6 million (plus interest) respecting alleged breaches of representations and warranties of the Company in the share purchase agreement pursuant to which Eastgate purchased Hambro Assistance from the Company for £51.0 million in November 1998. Other expenses include legal settlement expenses of $12.0 million related primarily to the settlement of two lawsuits, including the Eastgate lawsuit. Other expenses also include severance and other costs related to restructuring the United States operations. Also see Note 5 to these consolidated interim financial statements.

The Company maintains funds in trust to administer claims for certain clients. These funds are not available for the Company's general operating activities and, as such, have not been recorded in the accompanying consolidated balance sheets.

The Company has guaranteed loans to employees, due on demand, with various banks to assist in purchasing subordinate voting shares of the Company. The interest on employee loans is paid by the Company and as collateral the employees have pledged subordinate voting shares of the Company. Also see Note 5 to these consolidated interim financial statements.

The Company leases premises, automobiles and equipment under various operating leases.

*($000s except as otherwise indicated)*

## 4. SEGMENTED INFORMATION

The Company operates in the insurance claims management industry segment through its subsidiaries and associated companies principally in Canada, the United States, the United Kingdom, Europe and internationally through a network of offices in Latin America, Asia and the Middle East.

Financial information by operating segment is as follows (all in Canadian dollars):

**For the three months ended September 30, 2002**

| | **Canada** | **United States** | **United Kingdom** | **Europe and International** | **Corporate** | **Consolidated** |
|---|---|---|---|---|---|---|
| **Revenue** | **13,243** | **27,470** | **48,670** | **27,843** | **-** | **117,226** |
| Operating earnings (loss) | **1,133** | **1,474** | **5,145** | **2,068** | **(1,973)** | **7,847** |
| Interest expense | **(83)** | **(106)** | **(128)** | **(322)** | **(2,437)** | **(3,076)** |
| Other expenses | **-** | **-** | **-** | **-** | **(2,491)** | **(2,491)** |
| Income tax (expense) recovery | **(441)** | **(220)** | **(1,376)** | **(657)** | **538** | **(2,156)** |
| **Net earnings (loss)** | **609** | **1,148** | **3,641** | **1,089** | **(6,363)** | **124** |
| **Identifiable assets** | **33,479** | **73,122** | **267,097** | **78,485** | **16,429** | **468,612** |

For the three months ended September 30, 2001

| | Canada | United States | United Kingdom | Europe and International | Corporate | Consolidated |
|---|---|---|---|---|---|---|
| **Revenue** | 14,210 | 30,771 | 39,067 | 21,501 | – | 105,549 |
| Operating earnings (loss) | 977 | (335) | 2,120 | 775 | (1,539) | 1,998 |
| Interest expense | (75) | (176) | (433) | (482) | (2,702) | (3,868) |
| Income tax (expense) recovery | (380) | 351 | 1,473 | 204 | 912 | 2,560 |
| Goodwill amortization | – | – | – | – | (2,413) | (2,413) |
| **Net earnings (loss)** | 522 | (160) | 3,160 | 497 | (5,742) | (1,723) |
| **Identifiable assets** | 39,498 | 72,944 | 275,452 | 75,747 | 16,259 | 479,900 |

**For the nine months ended September 30, 2002**

| | **Canada** | **United States** | **United Kingdom** | **Europe and International** | **Corporate** | **Consolidated** |
|---|---|---|---|---|---|---|
| **Revenue** | **41,293** | **84,378** | **130,551** | **80,933** | **-** | **337,155** |
| Operating earnings (loss) | **2,912** | **656** | **9,793** | **7,024** | **(5,095)** | **15,290** |
| Interest expense | **(282)** | **(276)** | **(528)** | **(1,228)** | **(7,089)** | **(9,403)** |
| Other expenses | **-** | **-** | **-** | **-** | **(14,324)** | **(14,324)** |
| Income tax (expense) recovery | **(1,105)** | **(191)** | **(3,458)** | **(2,064)** | **5,715** | **(1,103)** |
| **Net earnings (loss)** | **1,525** | **189** | **5,807** | **3,732** | **(20,793)** | **(9,540)** |
| **Identifiable assets** | **33,479** | **73,122** | **267,097** | **78,485** | **16,429** | **468,612** |

For the nine months ended September 30, 2001

| | Canada | United States | United Kingdom | Europe and International | Corporate | Consolidated |
|---|---|---|---|---|---|---|
| **Revenue** | 39,708 | 96,423 | 117,240 | 60,904 | – | 314,275 |
| Operating earnings (loss) | 1,252 | (707) | 6,566 | 5,171 | (5,764) | 6,518 |
| Interest expense | (282) | (609) | (1,367) | (1,141) | (7,171) | (10,570) |
| Income tax (expense) recovery | (407) | 523 | 77 | (1,096) | 4,845 | 3,942 |
| Goodwill amortization | – | – | – | – | (6,784) | (6,784) |
| **Net earnings (loss)** | 563 | (793) | 5,276 | 2,934 | (14,874) | (6,894) |
| **Identifiable assets** | 39,498 | 72,944 | 275,452 | 75,747 | 16,259 | 479,900 |

## NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Unaudited)
*($000s except as otherwise indicated)*
*September 30, 2002 and 2001*

### 5. RELATED PARTY TRANSACTIONS
In April 2002, the Company borrowed $7.25 million from its parent company, Fairfax Financial Holdings Limited, by way of a short-term promissory note bearing interest at 7.5% per annum. Interest on the promissory note is payable at the end of each calendar quarter and at maturity, April 24, 2003. The Company has the right to prepay the promissory note without penalty. Proceeds from the promissory note issuance were used primarily to pay the settlement of the Eastgate litigation and related costs described in Note 3.

In August 2002, certain of the employee loans guaranteed by the Company, as described in Note 3, matured. The Company purchased the loans from the bank demanding repayment for $1.1 million, the face value of the loans. Collateral for the loans is 95,000 subordinated voting shares of the Company.

### 6. SEASONALITY OF BUSINESS
The Company's results are subject to seasonal fluctuations as the volume of property claim assignments referred to the Company depends primarily on the occurrence of weather related activity. As a result of this seasonality, results in the fourth quarter are typically stronger than in the first three quarters. The impact of this seasonality on results is mitigated through the location of offices throughout the world and the diversity of products.

## SHAREHOLDER INFORMATION

Lindsey Morden Group Inc. is a holding company which, through its subsidiaries, provides a wide range of independent insurance claims services, including claims adjusting, appraisal and claims and risk management services. It has a worldwide network of branches in Canada, the United States, the United Kingdom, continental Europe, the Far East, Latin America and the Middle East. The Company also provides claims adjusting and appraisal training courses through Vale National Training Centres in the United States.

## SHARE CAPITAL

The Company's share capital consists of subordinate voting shares carrying one vote per share and multiple voting shares carrying 10 votes per share, convertible into subordinate voting shares on a one-for-one basis. As at September 30, 2002 there were 12,128,256 subordinate voting shares and 2,172,829 multiple voting shares outstanding.

## SHARE LISTING

The subordinate voting shares of the Company are listed on The Toronto Stock Exchange under the symbol "LM".

## TRANSFER AGENT AND REGISTRAR

The Company's transfer agent and registrar is:
CIBC Mellon Trust Company
P.O. Box 7010, Adelaide Street Postal Station
Toronto, Ontario
M5C 2W9

AnswerLine™: (416) 643-5500 or 1-800-387-0825
Facsimile: (416) 643-5501
Website: www.cibcmellon.com
E-mail: inquiries@cibcmellon.ca

## INVESTOR CONTACT

Investors requiring additional copies of the annual and quarterly reports or additional information may contact the Corporate Secretary at the Corporate Office.

## CORPORATE OFFICE

Lindsey Morden Group Inc.
70 University Avenue, Suite 1200
Toronto, Ontario, Canada M5J 2M4
Tel: (416) 596-8020
Facsimile: (416) 596-6510
Website: www.lindseymordengroupinc.com
E-mail: corpservices@na.cunninghamlindsey.com